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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549          -------------------
                                                               Commission File
                                  FORM 12b-25                       Number:
                                                                   0-22286

                                                                 CUSIP Number:
                                                                   M8737E108


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                           NOTIFICATION OF LATE FILING

      (Check One):         Form 10-K | | Form 20-F |X|  Form 11-K | |
                           Form 10-Q | | Form 10-D | |  Form N-SAR
                           | | Form N-CSR
                           For Period Ended: December 31, 2006
                                             -----------------
                           Transition Report on Form 10-K
                           Transition Report on Form 20-F
                           Transition Report on Form 11-K
                           Transition Report on Form 10-Q
                           Transition Report on Form N-SAR
                           For the Transition Period Ended:
                                                           ---------------------


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:
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                        PART I - REGISTRANT INFORMATION

                       Taro Pharmaceutical Industries Ltd.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable


                             Italy House, Euro Park
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            Address of Principal Executive Office (Street and Number)


                               Yakum 60972, Israel
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                            City, State and Zip Code



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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |_|

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

     Taro Pharmaceutical Industries Ltd. (the "Company") was unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the "2006 20-F") without unreasonable effort and expense due to several factors. The Company's annual report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 20-F") was significantly delayed and was ultimately filed on March 20, 2007. The delay in filing the 2005 20-F was due to restatement of the Company's financial statements for prior periods and related delays in the completion of the audit of its 2005 financial statements. As a result of these and related matters, including an investigation initiated by our independent auditors resulting in the resignation of our chief financial officer, the Company experienced significant financial and operational difficulty including being unable to meet the ongoing listing standards of NASDAQ and suffering the loss of a number of key employees.

     In early November 2006, in light of the increasing pressures on the Company's liquidity, the Company retained The Blackstone Group, an investment banking firm, to assist the Company in exploring strategic alternatives, and began a process with respect to these alternatives. This process culminated with the Company entering into an Agreement of Merger with affiliates of Sun Pharmaceutical Industries Ltd. providing for a merger pursuant to which the Company would become a subsidiary of Sun and the Company's shareholders would receive cash for their shares. As a result of the Company's financial and operational difficulties and the exploration of strategic alternatives leading to the transaction with Sun, the Company was not able to timely file the 2006 20-F. Although work on the audit of the Company's 2006 financial statements is underway, the Company is not able to estimate at this time when this work will be completed and when the 2006 20-F will be filed.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


        Thomas E. McClary              914                       345-9000
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              (Name)                 (Area Code)             (Telephone Number)



(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). |X| Yes |_| No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if

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appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report sales in a range of approximately $180 million to $200 million for the year ended December 31, 2006 compared to sales of approximately $297.7 million for the year ended December 31, 2005 and a net loss in a range of approximately $95 million to $120 million for the year ended December 31, 2006 compared to net income of approximately $5.7 million for the year ended December 31, 2005. These estimates are subject to change pending completion of the audit of the Company's 2006 financial statements.
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                       Taro Pharmaceutical Industries Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  July 3, 2007                         By:    /s/ Thomas E. McClary
                                                   -----------------------------
                                            Name:  Thomas E. McClary
                                            Title: Group Vice President,
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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